Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

PEDIMENT GOLD CORP.
Suite 720-789 West Pender Street
Vancouver, British Columbia  V6C 1H2

(the “Company”)

Item 2

Date of Material Change

January 19, 2010

Item 3

News Release

The news release was disseminated on January 22, 2010 by Marketwire.

Item 4

Summary of Material Change

The Company welcomes William A. Faust to the Board of Directors.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

The Company is very pleased to welcome William A. Faust to the Company’s Board of Directors. Mr. Faust has over 28 years of engineering and management experience, including over 10 year of mine development and operations in Mexico. Mr. Faust currently serves as Chief Operations Officer and Senior VP for Crystallex International Corporation. Previously he served as VP Operations for Nevada Pacific Gold Ltd. which was acquired by US Gold Corporation in March 2007 and as VP Operations for Corner Bay Silver which was acquired by Pan American Silver in 2003. From 1997 to 2001, Mr. Faust was VP Operations for Eldoraldo Gold after initially serving as General Manager for the La Colorada Mine, which is now a project owned by Pediment.

Mr. Faust is a Registered Professional Engineer in New Mexico, and holds an MBA Finance, Management from Western New Mexico University, a BS, Mining Engineering from New Mexico Tech, and a BS, Civil Engineering from the University of New Mexico.  His experience, judgement and vast knowledge will be a strong asset to Pediment and its Shareholders.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:

(604) 682-4418
Facsimile:

(604) 669-0384

Item 9

Date of Report

January 22, 2010